Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

As of December 31, 2024 and June 30, 2025

and for the six months ended June 30, 2024 and 2025

BIT MINING LIMITED

CONTENTS

Pages

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025 - UNAUDITED	1 – 2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025 - UNAUDITED	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025 - UNAUDITED	4 – 5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025 - UNAUDITED	6 – 7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8 - 38

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

(Unaudited)

		As of December	As of June
	Notes	31, 2024	30, 2025
ASSETS
Current assets:
Cash and cash equivalents		1,810	1,225
Accounts receivable		1,845	1,447
Prepayments and other current assets	7	5,911	4,246
Cryptocurrency assets	6	9,581	3,605
Total current assets		19,147	10,523

Non-current assets:
Property and equipment, net	8	19,896	17,599
Intangible assets, net	9	11,084	8,882
Deposits		2,462	2,465
Long-term investments	5	3,557	3,429
Right-of-use assets	10	2,627	1,786
Long-term prepayments and other non-current assets	11	27,562	24,404
Total non-current assets		67,188	58,565

TOTAL ASSETS		86,335	69,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		25	25
Accrued payroll and welfare payable		306	286
Accrued expenses and other current liabilities	12	9,349	9,485
Operating lease liabilities – current	10	1,485	1,462
Income tax payable		71	81
Total current liabilities		11,236	11,339

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

(Unaudited)

		As of December	As of June
	Notes	31, 2024	30, 2025
Non-current liabilities:
Operating lease liabilities - non-current	10	1,063	345
Other non-current liabilities		7,256	3,593
Total non-current liabilities		8,319	3,938

TOTAL LIABILITIES		19,555	15,277

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 and 8,399,935,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 1,595,399,890 and 1,634,044,290 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	17	78	80
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2024 and June 30, 2025; 65,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025	17	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 99 shares issued and outstanding as of December 31, 2024 and June 30, 2025	17	—	—
Additional paid-in capital	17	640,724	641,573
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve		(557,913)	(571,812)
Accumulated other comprehensive loss		(4,392)	(4,402)
Total BIT Mining Limited shareholders’ equity		56,893	43,835
Non-controlling interests		9,887	9,976
Total shareholders’ equity		66,780	53,811

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		86,335	69,088

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

(Unaudited)

		For the six months ended June 30,
	Notes	2024	2025
Revenues		19,359	11,013
Operating costs and expenses:
Cost of revenue		(14,984)	(16,319)
Sales and marketing expenses		(22)	(32)
General and administrative expenses		(6,721)	(8,194)
Service development expenses		(69)	—
Total operating costs and expenses		(21,796)	(24,545)
Other operating income		7	3,144
Other operating expenses		(53)	(1,227)
Changes in fair value of cryptocurrency assets		1,974	(2,294)
Changes in fair value of payables settled by cryptocurrency assets		—	6
Operating loss from continuing operations		(509)	(13,903)
Other income (expense), net		138	(50)
Interest income		1	71
Gain from equity method investments	5	133	2
Gain from short-term investments		155	—
Changes in fair value of derivative instruments		103	70
Income (loss) before income tax from continuing operations		21	(13,810)
Income tax benefits	13	—	—
Net income (loss) from continuing operations		21	(13,810)
Income from discontinued operations, net of applicable income taxes	4	240	—
Gain on disposal of discontinued operations, net of applicable income taxes	4	18,687	—
Net income from discontinued operations, net of applicable income taxes		18,927	—
Net income (loss)		18,948	(13,810)
Less: Net income attributable to the non-controlling interests		—	89
Net income (loss) attributable to BIT Mining Limited		18,948	(13,899)
Other comprehensive income (loss):
Foreign currency translation loss		(115)	(10)
Other comprehensive loss, net of tax		(115)	(10)
Comprehensive income (loss)		18,833	(13,820)
Less: Comprehensive income attributable to non-controlling interests		—	89
Comprehensive income (loss) attributable to BIT Mining Limited		18,833	(13,909)

Earnings (losses) per share attributable to BIT Mining Limited-Basic and Diluted	16
Net income (loss) from continuing operations		0.00	(0.01)
Net income from discontinued operations		0.02	0.00
Net income (loss)		0.02	(0.01)
Earnings (losses) per ADS* attributable to BIT Mining Limited-Basic and Diluted	16
Net income (loss) from continuing operations		0.00	(0.87)
Net income from discontinued operations		1.69	0.00
Net income (loss)		1.69	(0.87)
Weighted average number of Class A and Class B ordinary shares outstanding:	16
Basic		1,119,383,655	1,601,626,031
Diluted		1,119,383,655	1,601,626,031

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”))

(Unaudited)

	For the six months ended June 30,
	2024	2025

Cash flows from operating activities
Net income (loss)	18,948	(13,810)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of right-of-use assets	838	841
Depreciation of property and equipment	5,201	5,417
Amortization of intangible assets	617	2,234
Share-based compensation	995	851
Gain from equity method investments	(133)	(2)
Loss (gain) on disposal of property and equipment	56	(1)
Changes in fair value of derivative instruments	(103)	(70)
Gain from short-term investments	(155)	—
Gain on disposal of discontinued operations	(18,687)	—
Changes in fair value of cryptocurrency assets	(1,703)	2,294
Changes in fair value of payables settled by cryptocurrency assets	—	(6)
Loss of cryptocurrencies	—	1,266
Changes in operating assets and liabilities:
Accounts receivable	56	398
Prepayments and other current assets	151	(619)
Cryptocurrency assets	(14,886)	(11,702)
Long-term prepayments and other non-current assets	73	184
Accounts payable	(1,139)	—
Operating lease liabilities	(847)	(741)
Accrued expenses and other current liabilities	(1,510)	(3,503)
Accrued payroll and welfare payable	(96)	(20)
Income tax payable	(3)	10
Deposits	184	—
Net cash used in operating activities	(12,143)	(16,979)

Cash flows from investing activities
Proceeds from the disposal of subsidiaries, net of cash disposed	(372)	—
Cash received from return of long-term investments	245	427
Cash received from disposal of cryptocurrency assets	11,472	17,491
Cash paid for property and equipment	—	(3)
Cryptocurrencies purchased using fiat currency	—	(1,312)
Cash paid for computer software	—	(32)
Proceeds from disposal of property and equipment	71	4
Net cash provided by investing activities	11,416	16,575

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of U.S. dollars (“US$”)

(Unaudited)

	For the six months ended June 30,
	2024	2025

Cash flows from financing activities
Proceeds from exercise of warrants	30	—
Net cash provided by financing activities	30	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(284)	(181)
Net decrease in cash, cash equivalents and restricted cash	(981)	(585)
Cash, cash equivalents and restricted cash at beginning of the period	3,277	1,810
Cash, cash equivalents and restricted cash at end of the period	2,296	1,225

Supplemental disclosures of cash flow information:
Income tax paid	—	—
Interest received	1	—
Interest paid	—	—

Supplemental disclosures of non-cash investing and financing activities:
Cryptocurrencies collected from disposal of discontinued operation	—	1,000
Cryptocurrencies received from disposal of long-term investment	—	190
Deposits received from customers of mining data center in the form of cryptocurrencies	442	—
Cryptocurrencies collected from short-term investments	2,452	—
Cryptocurrencies paid to short-term investments	2,297	—
Cryptocurrencies collected from derivative contracts	4,335	1,731
Cryptocurrencies paid to derivative contracts	5,363	842
Property, plant and equipment transferred from long-term prepayment	55	2,974

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

(Unaudited)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and	Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	equity

Balance as of December 31, 2023	1,111,232,210	65,000	99	54	—	621,837	(21,604)	(4,276)	(570,879)	25,132
Cumulative effect upon adoption of ASU 2023-08, net of tax	—	—	—	—	—	—	—	—	893	893
Net income	—	—	—	—	—	—	—	—	18,948	18,948
Foreign currency translation loss	—	—	—	—	—	—	—	(115)	—	(115)
Share-based compensation	40,318,000	—	—	2	—	924	—	—	—	926
Issuance of ordinary shares as incentive shares	2,291,280	—	—	—	—	69	—	—	—	69
Issuance of ordinary shares from exercise of Series B warrants	500,000	—	—	—	—	30	—	—	—	30
Balance as of June 30, 2024	1,154,341,490	65,000	99	56	—	622,860	(21,604)	(4,391)	(551,038)	45,883

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in U.S. dollars (“US$”) except for number of shares)

(Unaudited)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	interests	equity
Balance as of December 31, 2024	1,595,399,890	65,000	99	78	—	640,724	(21,604)	(4,392)	(557,913)	9,887	66,780
Net loss	—	—	—	—	—	—	—	—	(13,899)	89	(13,810)
Foreign currency translation loss	—	—	—	—	—	—	—	(10)	—	—	(10)
Share-based compensation	38,644,400	—	—	2	—	849	—	—	—	—	851
Balance as of June 30, 2025	1,634,044,290	65,000	99	80	—	641,573	(21,604)	(4,402)	(571,812)	9,976	53,811

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, and changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021, and further disposed of its mining pool business in January 2024.

On December 9, 2024, the Company completed the first closing of the acquisition of Guanghan Data Center Co., Ltd., which had 51% equity interest in Alpha Data Center LLC and intended to operate a cryptocurrency mining data center in Ethiopia (the “Ethiopia data center”). The Ethiopia data center has a total planned power capacity up to 100 megawatts. The subsequent closing of the acquisition was consummated in July 2025 when construction of the remaining data center was completed.

As of June 30, 2025, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Canada, mainland China, Malta, Cyprus, Curacao and Ethiopia. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

As of June 30, 2025, the Company’s major subsidiaries are listed below:

			Percentage of
	Date of	Place of	ownership by
Entity	establishment	establishment	the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17, 2016	Hong Kong	100%	Miner Manufacturing
Yibao Energy (Guangzhou) New Energy Technology Limited (“Yibao Energy”)	December 21, 2023	Mainland China	100%	Technology Service
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Guanghan Data Center Co., Ltd. (“Guanghan”)	November 19, 2024	British Virgin Islands	100%	Data Center Service
Alpha Data Center LLC (“Alpha”)	July 21, 2022	Ethiopia	51%	Data Center Service
Echo AI Games LLC (“Echo”)	April 15, 2025	USA	100%	AI Platform Service
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)**	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
1324492 B.C.Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September 1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September 1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January 10, 2018	Malta	100%	Online Gaming
*	A subsidiary of the Multi Group
**	Alliance International Technologies is the holding company of the mining pool business prior to the disposition in January 2024 and is also engaged in cryptocurrency mining operation.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Group’s financial position as of June 30, 2025 and results of operation and cash flows for the six months ended June 30, 2024 and 2025. Results for the six months ended June 30, 2025 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of derivative instruments, implicit interest rate of operating lease and accrual for contingencies. Actual results could materially differ from those estimates.

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation.

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance Technologies, Skill Esport, Summit Bend, Ohio I, Ohio II, Asgard, Guanhan, Alpha, Echo and its discontinued operation Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”) is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. E-Sun Sky Computer, Yibao Energy, and its discontinued operations Beijing Guixinyanghang Technology Limited and Shenzhen Chuangyinghuanyu Network Technology Limited determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive income (loss).

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying unaudited interim condensed consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business, which is classified as discontinued operations, are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Effective January 1, 2024, the Group adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of $854 and $39, respectively, for a combined cumulative-effect adjustment of $893 increase in retained earnings.

Cryptocurrencies generated from the cryptocurrency mining business, and cryptocurrencies generated and distributed to mining pool participants in relation to the discontinued mining pool business, are included within operating activities in the accompanying unaudited interim condensed consolidated statements of cash flows. As the Group does not have the practice to convert cryptocurrencies nearly immediately into cash, the purchases and sales of cryptocurrencies are included within investing activities in the accompanying unaudited interim condensed consolidated statements of cash flows.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. The Group does not apply hedge accounting to the derivative contracts, which are recognized as either assets or liabilities on the unaudited interim condensed consolidated balance sheets at fair value, with changes recognized as changes in fair value of derivative instruments.

From October 2023 to November 2024, the Group entered into several accumulator agreements with a third party with terms ranging from three to twelve months, subject to early termination. The agreements established a barrier price and a forward strike price on future Ethereum or Bitcoin prices, and Group would receive certain Ethereum or Bitcoins over the terms at the prices specified in the agreements. From February 2024 to April 2025, the Group also entered into several decumulator agreements, which established a barrier price and a forward strike price on future Litecoin, Ethereum or Bitcoin prices, and Group would payout certain Litecoins, Ethereum or Bitcoins over the terms at the prices specified in the agreements. The agreements are accounted for as derivative instruments and recorded at fair value.

The derivative contracts are valued by the issuer of the instruments using pricing models whose inputs are calibrated from observable market data, mainly quoted Ethereum, Bitcoin or Litecoin prices, and do not involve material subjectivity. Such valuations are classified within level 2 of the fair value hierarchy.

As of December 31, 2024 and June 30, 2025, the Group recognized derivative asset of US$859 and US$40, respectively, which were included in prepayment and other current assets in the unaudited interim condensed consolidated balance sheets. For the six months ended June 30, 2024 and 2025, the Group recognized changes in fair value of derivative instruments of a gain of US$103 and US$70, respectively, in the unaudited interim condensed consolidated statements of comprehensive income (loss).

Fair value measurements

Financial instruments primarily include cash and cash equivalents, accounts receivable, other current assets, derivative asset, equity investments without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the equity investments without readily determinable fair values under the measurement alternative basis and equity method investments on other-than-temporary basis. Derivative asset related to the derivative contracts is measured at fair value on a recurring basis. The carrying values of other financial instruments approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets. The Gorup’s cryptocurrency assets are measured at fair value on a recurring basis.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—   Include other inputs that are directly or indirectly observable in the marketplace.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements (continued)

Level 3—   Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

As of December 31, 2024, the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at December 31, 2024
		Quoted prices
		in active
	Fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Derivative assets*	859	—	859	—
Cryptocurrency assets	9,581	9,581	—	—

Total Assets	10,440	9,581	859	—

As of June 30, 2025, the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at June 30, 2025
		Quoted prices
		in active
	Fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	June 30,	assets	inputs	inputs
	2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Derivative assets*	40	—	40	—
Cryptocurrency assets	3,605	3,605	—	—

Total Assets	3,645	3,605	40	—
*

Derivative assets are related to the accumulator and decumulator agreements in which the Company would purchase or payout certain cryptocurrencies over the terms. The fair value of derivative assets not settled as of December 31, 2024 and June 30, 2025 were US$859 and US$40, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on anonrecurring basis only if they were determined to be impaired. The Group’s non-financial assets, such as intangible assets, cryptocurrency assets priorto the adoption of ASU 2023-08, goodwill and property and equipment, would be measured at fair value when an impairment charge is recognized.

Related party transactions

A related party is generally defined as (i) any person holds 10% or more of the Company’s securities and their immediate families (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining and data center services. The Group also generated revenue from its mining pool business during the six months ended June 30, 2024, which is classified as discontinued operations in the unaudited interim condensed consolidated statements of comprehensive income (loss).

The Group accounts for revenues under ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”).

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into cryptocurrency mining pools, by executing contracts with the mining pool operators to provide hash calculation services to the mining pools. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when, and lasts as long as, the Group provides hash calculation services to the mining pool operators. In exchange for providing hash calculation services, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operators (less pool operator fees to the mining pool operators which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts. For accounting purpose, the agreement by and between the Group and the mining pool operator has a duration of less than 24 hours as a result of the agreement being continually renewed at the beginning of each measurement period. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations because the predetermined formula remains the same upon each renewal. Providing hash calculation services is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operators. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. There is no significant financing component in these transactions.

Data center services

The Group provides data center services such as providing its customers with rack space, utility, and cloud services such as virtual services, virtual storage, and data backup services, generally based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

Mining pool services

The Group operated its mining pool, BTC.com, to enable providers of hash calculation services (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It received all the mining rewards, and then allocated mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using hash calculation services provided by the pool participants, the Group provided transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services” or the Group as the “primary mining pool operator”). The Group also entered into arrangements with certain third-party mining pool operators to contribute a portion of the hash calculation services it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Group was entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validated the blocks (the “sub mining pool services” or the Group as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

Primary mining pool services

As the primary mining pool operator, the Group provided transaction verification services. Transaction verification services were an output of the Group’s ordinary activities. The mining rewards the Group received from the blockchain network included the block rewards and the transaction verification fees related to the transactions included in the block. For block rewards, the customer was the blockchain as the Group attempted to be the first vendor to solve an algorithm that it would then place as a successful block on the blockchain in exchange for cryptocurrency block rewards awarded by the blockchain protocols. For transaction verification fees, the requester for each blockchain transaction request was the customer.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees existed upon the transfer of a verified block to the blockchain. The performance obligation was to validate each block. Revenue was recognized at the point when the block validation was successfully completed, which was also when the Group received the rewards. Revenue, which was noncash consideration, was measured at the fair value of block rewards and transaction verification fees earned at contract inception. The Group considered itself the principal in transactions with the blockchain networks as it coordinated all the hash calculation services within the mining pool, utilized such aggregated hash calculation services to validate blocks, collected centrally all mining rewards and distributed them in accordance with the predetermined sharing mechanisms. The Group had control over the pool participants’ hash calculation services. Although the pool participants could enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictated the tasks and the participants’ mining machines merely followed the allocation prescribed by the Group. As a result, the Group was primarily responsible for fulfilling the promise to provide the specified service, which was to transfer a verified block to the blockchain. Further, under existing sharing mechanisms, the Group was exposed to the risk that actual block rewards might differ from expected rewards, therefore, bore the inventory risk before the specified service had been transferred to the blockchain network. Therefore, the Group recognized the mining pool revenue on a gross basis by recording all of the transaction fees and block rewards earned under the primary mining pool services as revenue, and the portion of the transaction fees and block rewards remitted to pool participants as cost of revenue.

Sub mining pool services

As the sub mining pool operator, using hash calculation services obtained from pool participants, the Group provided hash calculation services to certain third-party mining pool operators in exchange for considerations in the form of cryptocurrencies from the third-party mining pool operators. As the Group was entitled to consideration, which was calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts, even if a block was not successfully placed by the third-party mining pool operators, the Group entered into such arrangements to stabilize the mining rewards it was entitled to. Same to cryptocurrency mining arrangements, the contracts were terminable at any time by either party and the Group’s enforceable right to compensation only began when the Group provided hash calculation services to the third-party mining pool operators. Providing hash calculation services was an output of the Group’s ordinary activities and was the only performance obligation in the Group’s contract with the third-party pool operators. The transaction consideration the Group received was noncash variable consideration in the form of cryptocurrencies. The Group measured the cryptocurrencies at fair value at contract inception. The revenue was recognized when the hash calculation services were provided to the third-party mining pool operators which was the same day as contract inception. There was no significant financing component in these transactions.

The Group considered itself the principal in sub mining pool service transactions as the pool participants of BTC.com did not directly enter into contracts with the third-party mining pool operators and the Group was primarily responsible for fulfilling the promise to provide the hash calculation services and to remit a portion of the mining rewards to the pool participants. In case of the non-performance of the third-party mining pool operators, the Group was obligated to compensate the pool participants for considerations they were entitled to. As a result, the Group determined that it controlled the hash calculation services before they were provided to the third-party mining pool operators. The Group recognized the mining pool revenue on a gross basis by recording all of the mining rewards earned under the sub mining pool services as revenue, and the portion of mining rewards remitted to pool participants as cost of revenue.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2024 and June 30, 2025, the Group recorded advance from customers balance of US$1,218 and US$1,269, respectively, which was included in “accrued expenses and other current liabilities” in the accompanying unaudited interim condensed consolidated balance sheets. No deferred revenue included in the opening balances of advance from customers was recognized as revenues during the six months ended June 30, 2024 and 2025.

Refer to Note 18 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of data center services

The cost of data center services consists primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$7,642 and US$10,989 for the six months ended June 30, 2024 and 2025, respectively. These costs are expensed as incurred.

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$6,621 and US$5,070 for the six months ended June 30, 2024 and 2025, respectively. The amounts after inter-segment elimination were US$1,581 and US$12 for the six months ended June 30, 2024 and 2025, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$5,155 and US$4,712 for the six months ended June 30, 2024 and 2025, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive income (loss) on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combination and assets acquisitions, were US$606 and US$606 for the six months ended June 30, 2024 and 2025, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive income (loss) on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprise employee costs, account handling expense and other direct costs incurred in providing services. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for annual reporting periods beginning after December 15, 2024, on a prospective basis, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

On November 4, 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis (“ASU No. 2024-03”). ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of June 30, 2025, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in mainland China, Hong Kong, Ethiopia and United States, which management believes are of high credit quality.

Concentration of customers

For the six months ended June 30, 2024 and 2025, the customers accounted for 10% or more of the Group’s revenues generated from continuing operations were as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
A	21.3%	10.2%
B	* %	19.3%
C	10.5%	* %
D	11.3%	16.7%

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS (continued)

Concentration of customers (continued)

As of December 31, 2024 and June 30, 2025, the customers accounted for 10% or more of the Group’s accounts receivable generated from continuing operations were as follows:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
A	29.4%	25.6%
B	* %	21.2%
C	19.3%	40.1%
D	28.9%	* %

Concentration of suppliers

For the six months ended June 30, 2024 and 2025, the supplier accounted for 10% or more of the Group’s costs incurred for continuing operations was as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
A	43.6%	57.5%

As of December 31, 2024 and June 30, 2025, the suppliers accounted for 10% or more of the Group’s accounts payable from continuing operations were as follows:

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
A	100%	100%

*Less than 10%

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS

Disposition of mining pool business

On December 28, 2023, the Group entered into an agreement with Esport - Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business for a total consideration of US$5,000, with payment arrangement of US$3,000 as the initial payment, US$1,000 as the second payment in October 2024 and US$1,000 as the third payment in October 2025.

While the closing of the transaction occurred on February 29, 2024, for accounting purposes, the mining pool business was deemed to be disposed of on January 31, 2024 when the Group relinquished control and received the first payment of the consideration by retaining 71.37 bitcoins of the mining pool business for compliance and safety purposes when transferring the mining pool business to the buyer. The retained bitcoins have a fair value of US$3,000 as determined using US$42 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00. In October 2024, the Group received the second payment of $1,000 in the form of 1,000,000 USDT. In May 2025, the Group received the third payment of $1,000 in the form of 1,000,000 USDT.

The disposal of the mining pool business represents a strategic shift and has a major effect on the Group’s results of operation, and as a result, is reported as a discontinued operations in the Company’s condensed consolidated financial statements for the six months ended June 30, 2024.

The following table represents a summary of the assets and liabilities disposed on January 31, 2024, and the related gain resulting from the transaction.

As of January 31, 2024
US$
Consideration*	2,000

Cash and cash equivalents	372
Accounts receivable, net	866
Prepayments and other current assets	104
Cryptocurrency assets*	8,937
Property and equipment, net	4
Intangible assets, net	6
Accounts payable	(26,711)
Accrued payroll and welfare payable	(93)
Accrued expenses and other current liabilities	(172)

Net liabilities of discontinued operations	(16,687)

Gain from disposal of discontinued operations	18,687
*

For accounting purpose, the 71.37 bitcoins retained were not included in the consideration in the table above as they were not received from the buyer, and accordingly these bitcoins were also excluded from the net assets transferred. The resulting gain from disposal of discontinued operations remained unchanged.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

Cash flows in respect of the disposal were as follows:

For the six months
ended June 30,
2024
US$
Cash and cash equivalent deconsolidated	372
Proceeds from the disposal of subsidiaries	—
Proceeds from the disposal of subsidiaries, net of cash disposed	(372)

The operating results from discontinued operation of the mining pool business were as follows for the six months ended June 30, 2024:

For the six months
ended June 30,
2024
US$
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	30,340
Cost of revenue	(30,083)
Sales and marketing expenses	(30)
General and administrative expenses	(57)
Service development expenses	(72)
Other operating income	413
Impairment of cryptocurrency assets	—
Changes in fair value of cryptocurrency assets	(271)
Income from discontinued operations, before income tax	240
Income tax expense	—
Net income from discontinued operations, net of income tax	240

The condensed cash flows of for the mining pool business were as follows for the six months ended June 30, 2024:

For the six months
ended June 30,
2024
US$
Net cash used in operating activities	(414)
Net cash provided by investing activities	303

Effect of exchange rate changes on cash, cash equivalents and restricted cash	78
Net decrease in cash, cash equivalents and restricted cash	(33)

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$
Carrying amount of equity investments without readily determinable fair value	3,053	2,960
Carrying amount of equity method investments	504	469
Carrying amount of long-term investments	3,557	3,429

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$8,678, net of US$5,625 in accumulated impairment and US$8,611, net of US$5,651 in accumulated impairment as of December 31, 2024 and June 30, 2025, respectively. The change in the carrying value is due to foreign exchange rate fluctuation. There was no impairment recognized for the six months ended June 30, 2024 and 2025.

Equity method investments

Investments were classified as equity method investments as the Group have significant influence over the entities. The net operating income from equity method investments for the six months ended June 30, 2024 and 2025 was US$133 and US$2, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group’s continuing operations as of December 31, 2024 and June 30, 2025. The movement of cryptocurrencies was as follows:

	For the year ended	For the six months
	December 31, 2024	ended June 30, 2025
	US$	US$
Beginning balance	7,625	9,581
Cumulative effect upon adoption of ASU 2023-08	854	—
Cryptocurrencies mined from mining business	17,092	4,587
Deposits received from customers of mining data center	442	—
Deposits returned to customers of mining data center	(1,194)	—
Payment of service expense and long-lived assets	(148)	(60)
Disposal of cryptocurrency assets	(32,995)	(17,491)
Utility fee received from customers of mining data center	11,480	7,153
Cryptocurrencies purchased using fiat currency	2,258	1,312
Cryptocurrencies collected from derivative contracts	23,109	1,731
Cryptocurrencies paid to derivative contracts	(22,265)	(842)
Changes in fair value of cryptocurrency assets	3,203	(2,294)
Changes in fair value of payables settled by cryptocurrency assets	37	6
Cryptocurrencies collected from short-term investments*	5,506	—
Cryptocurrencies paid to short-term investments*	(5,350)	—
Cryptocurrency transferred from discontinued operation to continuing operations	3,064	—
Cryptocurrencies received in connection with the disposal of discontinued operation	1,000	1,000
Cryptocurrencies paid in connection with asset acquisition	(2,265)	—
Cryptocurrencies received from disposal of property and equipment	42	—
Advances received from customer for hash calculation rental services	1,057	—
Cryptocurrencies paid to purchase mining machines	(2,752)	—
Cryptocurrencies paid to settle hosting arrangement	(229)	(38)
Cryptocurrencies received from disposal of long-term investment	—	190
Cryptocurrency loss from online scam	—	(1,266)
Others	10	36
Ending balance of cryptocurrency assets, net	9,581	3,605
*

From January to November 2024, the Group invested in several wealth management products with payments and collections in USDT. All such products were redeemed at their respective net asset values as of December 31, 2024. The Group recorded a gain from such short-term investments in the amount of US$155 for the six months ended June 30, 2024.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    CRYPTOCURRENCY ASSETS (continued)

The following table summarizes the units, cost basis, and fair value of cryptocurrency assets:

	June 30, 2025
	Units	Cost Basis	Fair Value
Ethereum	808	2,260	2,021
Dogecoin	1,832,508	340	311
Bitcoin	8	780	983
USDT	272,715	273	273
Other cryptocurrency assets*		17	17
		3,670	3,605
*	Includes various other cryptocurrency asset balances, none of which individually represented more than 1% of total cryptocurrency assets as of June 30, 2025.

7.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$

Receivables from third-party payment service providers	504	531
Utility deposits	915	1,934
Other deposits	391	510
Receivables from disposal of mining pool business	1,000	—
Receivables from long-term investments	559	—
Deferred expense*	670	238
Loans to the third parties	2,358	2,474
Derivative assets	859	40
Others	290	188
Less: allowance for credit losses	(1,635)	(1,669)
Prepayments and other receivables	5,911	4,246
*	Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$

Machinery and equipment	94,091	96,238
Electronics and office equipment	424	433
Motor vehicles	1,127	1,087
Leasehold improvements	5,433	5,511
Construction in progress	272	1,500

Property and equipment, cost	101,347	104,769
Less: Accumulated depreciation	(50,308)	(56,027)
Less: Provision for impairment	(31,143)	(31,143)

Property and equipment, net	19,896	17,599

Depreciation expenses from continuing operations for the six months ended June 30, 2024 and 2025 were approximately US$5,201 and US$5,417, respectively. Depreciation expenses from discontinued operations for the six months ended June 30, 2024 was immaterial.

The impairment as of December 31, 2024 and June 30, 2025 was mainly due to the impairment of mining machines in Kazakhstan and USA. There was no impairment loss recognized for the six months ended June 30, 2024 and 2025.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

9.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$
Cost:
Computer software	3,513	3,710
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	12,711	12,733
Strategic contract	20,461	20,461
Unpatented technology	3,633	3,633
	62,720	62,939
Accumulated amortization:
Computer software	(2,989)	(3,159)
License agreement	(5,470)	(5,470)
Internet domain name	(55)	(63)
Brand name	(3,108)	(3,131)
Strategic contract	(2,640)	(4,255)
Unpatented technology	(2,927)	(3,532)
	(17,189)	(19,610)

Impairment *:
Computer software	(524)	(524)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
Strategic Contract	(7,539)	(7,539)
	(34,447)	(34,447)
Intangible assets, net	11,084	8,882
*	The impairment as of December 31, 2024 and June 30, 2025 was due to the impairment incurred in prior years. There was no impairment loss recognized for the six months ended June 30, 2024 and 2025.

Amortization expense for the six months ended June 30, 2024 and 2025 were approximately US$608 and US$2,234, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2025 remaining	1,644
2026	3,084
2027	3,084
2028	1,035
2029 and thereafter	35

Total	8,882

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.  OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms range from 0.34 to 1.44 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s unaudited interim condensed consolidated balance sheets.

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$
Right-of-use assets	2,627	1,786

Operating lease liabilities - current	1,485	1,462
Operating lease liabilities – non-current	1,063	345
Total operating lease liabilities	2,548	1,807

For the six months ended June 30, 2024, the Group had operating lease costs from continuing operations of approximately US$894 and recorded short-term lease costs of US$52. For the six months ended June 30, 2025, the Group had operating lease costs from continuing operations of approximately US$804 and recorded short-term lease costs of US$11. Cash paid for amounts included in the measurement of operating lease liabilities were US$905 and US$789 for the six months ended June 30, 2024 and 2025, respectively.

As of June 30, 2025, the weighted average remaining lease term was 1.22 years and the weighted average discount rate was 3.63%.

The following table summarizes the maturity of operating lease liabilities as of June 30, 2025:

US$
2025 remaining	759
2026	1,090
Total	1,849
Less: imputed interest	(42)
Present value of lease liabilities	1,807

11. LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consist of the following:

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$

Recoverable value-added input tax	2,203	2,090
Prepayment for mining machines	21,326	19,437
Prepayment for data center materials	3,974	2,852
Others	59	25
Long-term prepayments and other non-current assets	27,562	24,404

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

12.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$

Advance from end users*	1,218	1,269
Deposit from customers**	485	485
Business tax and other taxes payable	120	123
Professional fees and services payable	1,276	663
Promotional events payables	347	363
Unfavorable contract - current	5,407	5,944
Others	496	638
Accrued expenses and other current liabilities	9,349	9,485
*	Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.
**	Deposit from customers represents deposit payments received by the Group from customers in the data center business.

13.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

Summit Bend, Ohio I, Ohio II, Echo and Asgard are incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.  INCOME TAXES (continued)

Ethiopia

Under the current laws, profits tax in Ethiopia is generally assessed at the rate of 30% of taxable income. In accordance with Council of Ministers Investment Incentive Regulation No. 517/2022, which is a law enacted by the Council of Ministers of Ethiopia, any investor who invests to establish a new business shall be entitled to income tax exemption for four years. Under such regulation, no income tax will be imposed on Alpha.

Hong Kong

500wan HK, Skill Esport, Bee Computing and the discontinued operations Sunstar Technology are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, subsidiaries incorporate in mainland China are subject to the EIT rate of 25%. No provision for the income tax has been made in the financial statements as the subsidiaries incorporated in mainland China had no assessable income for the six months ended June 30, 2024 and 2025.

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of June 30, 2025, the Group had net operating losses (“NOLs”) of approximately US$22,368 from mainland China subsidiaries, and US$81,862 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of June 30, 2025 will expire in years 2026 to 2030 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2024 and June 30, 2025.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

14.  SHARE-BASED PAYMENT

On March 28, 2021, the shareholders and board of directors of the Company approved the 2021 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

A summary of restricted shares activity and related information for the year ended December 31, 2024 and for the six months ended June 30, 2025 are as follows:

Restricted shares granted to employees and directors

		Weighted
		average
		grant date	Aggregated
	Number of	fair value per	intrinsic
	options	share	value
		US$	US$

Outstanding, January 1, 2024	40,318,000	0.03	2,032
Granted	38,644,400	0.03	1,070
Forfeited	—	—	—
Exercised	(40,318,000)	0.03	1,201
Outstanding, December 31, 2024	38,644,400	0.03	974
Granted	—	—	—
Forfeited	—	—	—
Exercised	38,644,400	0.03	1,070
Outstanding, June 30, 2025	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share and the exercise price.

In addition, on March 27, 2024, the Company issued 2,291,280 Class A ordinary shares as compensation to an employee when the research and development project meet certain target. See Note 17 for more details.

As of June 30, 2025, there was no unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

14.  SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to restricted shares granted to employees and directors for the six months ended June 30, 2024 and 2025 are included in:

	For the six months ended June 30, 2024
	Employees	Directors	Total
	US$	US$	US$

Cost of revenue	172	—	172
General and administrative expenses	754	—	754
Service development expenses	69	—	69

	995	—	995

	For the six months ended June 30, 2025
	Employees	Directors	Total
	US$	US$	US$

General and administrative expenses	818	33	851

	818	33	851

Warrant issued for private placement

On June 27, 2022, the Company completed a private placement, in which it issued certain pre-funded warrants to purchase 480,000 ADSs, Series A warrants to purchase 1,600,000 ADSs and Series B warrants to purchase 1,600,000 ADSs. The pre-funded warrants are exercisable immediately at an exercise price of US$0.10 per ADS and were exercised in full in August 2022. Each Series A warrant is exercisable for one ADS at an exercise price of US$11.00 per ADS. The Series A warrants are immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B warrant is exercisable for one ADS at an exercise price of US$10.00 per ADS. The Series B warrants are immediately exercisable and will expire on the 2½th anniversary of the issuance date. All Series B warrants were expired as of December 31, 2024.

Warrant issued for private placement (continued)

On August 16, 2022, the Company completed a private placement, in which it issued Series A warrants to purchase 1,556,667 ADSs and Series B warrants to purchase 1,556,667 ADS. The Series A warrants have an exercise price of US$6.60 per ADS, are immediately exercisable and will expire on the fifth anniversary of the issuance date. The Series B warrants have an exercise price of US$6.00 per ADS, are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Part of Series B warrants were exercised into 5,000 ADS in January 2024. The remaining Series B warrants were expired as of June 30, 2025.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

14.  SHARE-BASED PAYMENT (continued)

A summary of warrants and pre-funded warrant activity and related information for the year ended December 31, 2024 and for the six months ended June 30, 2025 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2024	731,333,300	0.17	2.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	(260,000,000)	0.32	—	—
Exercised	(500,000)	0.06	0.17	—
Outstanding, December 31, 2024	470,833,300	0.08	1.76	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	(155,166,650)	0.06	—	—
Exercised	—	—	—	—
Outstanding, June 30, 2025	315,666,650	0.09	2.06	—
Vested and expected to vest at June 30, 2025	315,666,650	0.09	2.06	—
Exercisable at June 30, 2025	315,666,650	0.09	2.06	—

15.  COMMITMENTS AND CONTINGENCIES

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2024 and June 30, 2025.

Indemnity cost

There was no indemnity cost occurred as of December 31, 2024 and June 30, 2025.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.  COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

On December 31, 2019, the Group announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Group has been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Group. In November 2024, the Group entered into a deferred prosecution agreement (the “DPA”) with the DOJ and consented to a Cease-And-Desist Order (the “SEC Order”) from the SEC to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan, in which the Group agreed to a combined penalty amount of US$10,000. As of December 31, 2024, the Company has paid the combined penalty amounts of US$10,000 to the DOJ and the SEC.

Operating lease commitments

The information of lease commitments is provided in Note 10.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.  EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings (losses) per share for each of the six months ended June 30, 2024 and 2025 presented is calculated as follows:

	For the six months ended June 30,
	2024		2025
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B

Earnings (losses) per share from continuing operations—basic:
Numerator:
Net income (loss) from continuing operations —basic	21	—	(13,899)	—

Denominator:
Weighted average number of ordinary shares outstanding	1,119,383,556	99	1,601,625,932	99
Denominator used for earnings (losses) per share	1,119,383,556	99	1,601,625,932	99
Earnings (losses) per share from continuing operations — basic	0.00	—	(0.01)	—

Earnings (losses) per share from continuing operations—diluted:
Numerator:
Net income (loss) from continuing operations — diluted	21	—	(13,899)	—
Reallocation of net income (loss) from continuing operations as a result of conversion of Class B to Class A shares	—	—	—	—
Net income (loss) from continuing operations attributable to ordinary shareholders	21	—	(13,899)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (losses) per share	1,119,383,556	99	1,601,625,932	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for earnings (losses) per share**	1,119,383,655	99	1,601,626,031	99
Earnings (losses) per share from continuing operations—diluted	0.00	—	(0.01)	—

Earnings (losses) from continuing operations per ADS*:
Denominator used for earnings (losses) per ADS - basic	11,193,836	—	16,016,259	—
Denominator used for earnings (losses) per ADS - diluted**	11,193,837	—	16,016,260	—
Earnings (losses) from continuing operations per ADS – basic	0.00	—	(0.87)	—
Earnings (losses) from continuing operations per ADS – diluted	0.00	—	(0.87)	—

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.  EARNINGS (LOSSES) PER SHARE (continued)

	For the six months ended June 30,
	2024		2025
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B

Earnings (losses) per share from discontinued operations—basic:
Numerator:
Net income (losses) from discontinued operations —basic	18,927	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding	1,119,383,556	99	1,601,625,932	99
Denominator used for earnings (losses) per share	1,119,383,556	99	1,601,625,932	99
Earnings (losses) per share from discontinued operations — basic	0.02	—	—	—

Earnings (losses) per share from discontinued operations—diluted:
Numerator:
Net income (losses) from discontinued operations — diluted	18,927	—	—	—
Reallocation of net income (losses) from discontinued operations as a result of conversion of Class B to Class A shares	—	—
Net income (losses) from discontinued operations attributable to ordinary shareholders	18,927	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (losses) per share	1,119,383,556	99	1,601,625,932	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for earnings (losses) per share**	1,119,383,655	99	1,601,626,031	99
Earnings (losses) per share from discontinued operations—diluted	0.02	—	—	—

Earnings (losses) from discontinued operations per ADS*:
Denominator used for earnings (losses) per ADS - basic	11,193,836	—	16,016,259
Denominator used for earnings (losses) per ADS – diluted**	11,193,837	—	16,016,260
Earnings (losses) from discontinued operations per ADS – basic	1.69	—	—	—
Earnings (losses) from discontinued operations per ADS – diluted	1.69	—	—	—
*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.
**

For the six months ended June 30, 2024, 730,844,350 weighted average ordinary share equivalents relating to stock warrants were excluded from the denominator of diluted earnings per share or ADS because the exercise prices of the warrants were greater than the average market price of the ordinary shares or ADSs, and therefore, the effect would be anti-dilutive.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.  EQUITY TRANSACTIONS

During the six months ended June 30, 2024, 40,318,000 restricted shares were vested and exercised without exercise price.

During the six months ended June 30, 2025, 38,644,400 restricted shares were vested and exercised without exercise price.

On January 5, 2024, in connection with the private placement completed in August 2022, part of Series B warrants were exercised into 5,000 ADSs, or 500,000 Class A ordinary shares, at $6 per ADS.

On March 27, 2024, pursuant to the agreement the Company entered into in April 2022 in relation to the acquisition of Bee Computing, the Group issued 2,291,280 Class A ordinary shares as incentive shares to an employee, who is also a former employee of Bee Computing, when the Company has successfully completed the development of Litecoin ASIC mining machine that met the specific target.

On January 7, 2025, the Group approved to increase its authorized share capital to 8,800,000,000 ordinary shares at a par value of $0.00005 per share, which shall be divided into 8,399,935,000 Class A ordinary shares, 65,000 Class A preference shares and 400,000,000 Class B ordinary shares. As of June 30, 2025, 1,634,044,290 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

18.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2023, the Group entered into an agreement to sell its mining pool business, and classified it as discontinued operations in the financial statements for the six months ended June 30,  2024. In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has two reportable segments, including the data center business and the cryptocurrency mining.

The Group does not allocate assets to the reporting segments because its assets are managed on an entity-wide basis and, therefore, does not separately disclose the total assets of its reportable operating segments.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the six months ended June 30, 2024 and 2025, respectively.

	For the six months ended June 30,
	2024	2025
	US$	US$
Reportable segment revenues:
Data center	15,307	11,516
Cryptocurrency mining	9,092	4,555
Inter-segment[1]	(5,040)	(5,058)
Total segment and consolidated revenue	19,359	11,013
Reportable segment cost of revenue-exclusive depreciation and amortization:
Data center	(7,642)	(10,989)
Cryptocurrency mining	(6,621)	(5,070)
Inter-segment[1]	5,040	5,058
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(9,223)	(11,001)
Reportable segment cost of revenue-depreciation and amortization:
Data center	(1,321)	(1,322)
Cryptocurrency mining	(4,440)	(3,996)
Total segment and consolidated cost of revenue-depreciation and amortization	(5,761)	(5,318)
Total segment and consolidated cost	(14,984)	(16,319)
Reportable segment gross profit (loss)[2]:
Data center	1,304	(5,853)
Cryptocurrency mining	3,071	547
Total segment gross profit (loss)	4,375	(5,306)
General and administrative expenses - payroll:
Data center	(1,033)	(1,056)
Cryptocurrency mining	(3)	(92)
Others	(1,721)	(1,518)
Total general and administrative expenses - payroll	(2,757)	(2,666)
Reconciling items:
Sales and marketing expenses	(22)	(32)
General and administrative expenses - others	(3,964)	(5,528)
Service development expenses	(69)	—
Operating expenses	(6,812)	(8,226)
Other operating income	7	3,144
Other operating expenses	(53)	(1,227)
Changes in fair value of cryptocurrency assets	1,974	(2,294)
Changes in fair value of payables settled by cryptocurrency assets	—	6
Operating loss from continuing operations	(509)	(13,903)
Other income (expense), net	138	(50)
Interest income	1	71
Gain from equity method investments	133	2
Changes in fair value of derivative instruments	103	70
Gain from short-term investments	155	—
Income tax benefits	—	—
Net income (loss) from continuing operations	21	(13,810)
1	The inter-segment eliminations mainly consist of data center revenue of US$5,040 and US$5,058 generated from data center services provided by data center segment to cryptocurrency mining segment for the six months ended June 30, 2024 and 2025, respectively, and corresponding data center services cost of US$5,040 and US$5,058 incurred by cryptocurrency mining segment for the six months ended June 30, 2024 and 2025, respectively, which have been eliminated upon consolidation.
2	The segment gross profit (loss) are presented after inter-segment eliminations.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.  SEGMENT REPORTING (continued)

The following table presents the revenue from continuing operations by geographical locations for the six months ended June 30, 2024 and 2025, respectively.

	For the six months ended June 30,
Revenues	2024	2025
	US$	US$
Hong Kong	9,092	4,555
USA	15,307	11,516
Inter-segment	(5,040)	(5,058)
	19,359	11,013

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2024 and June 30, 2025, respectively.

Long-lived assets	As of December 31, 2024	As of June 30, 2025
	US$	US$
USA	18,158	13,028
Hong Kong	140	107
Mainland China	650	498
Ethiopia	3,575	5,752
	22,523	19,385

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

19.  SUBSEQUENT EVENTS

Completes Second Phase of Acquisition in Ethiopia

On July 14, 2025 , the Group issued additional 45,278,600 Class A ordinary shares in connection with the subsequent closing of the acquisition of the Ethiopia data center.

Increasing At-the-Market issuing

In July 2025, the Group issued in total of 186,335,000 Class A ordinary shares represented by 1,863,350 ADSs for net proceeds of approximately US$10,566.

Strategic Shift Toward the Solana Ecosystem

On July 10, 2025, the Group announced a strategic shift with its expansion into the Solana ecosystem. On August 5, 2025, the Group announced the launch of its first Solana (“SOL”) validator to establish the Company’s growing SOL treasury. On August 20, 2025, the Group announced that it considered to rebrand to SOLAI (NYSE: SLAI), a name that reflects the Company’s strategic transformation and commitment to building an on-chain intelligent financial infrastructure. As of the issuance of this interim financial statements, the Group held 44,378 SOL in its treasury. The treasury is valued at approximately $9,393, calculated based on the quoted price of SOL at UTC 0:00 as of September 25, 2025.

Launch of Stablecoin

In August 2025, the Group established a new subsidiary, Dolai LLC, a Delaware Company, to facilitate its stablecoin business. On August 20, 2025, the Group announced the launch of DOLAI, a U.S. dollar-backed stablecoin designed to connect AI agents, merchants, consumers, and institutional finance on Solana’s high-speed blockchain ecosystem, with planned expansion into broader multi-chain interoperability. DOLAI is being launched in collaboration with Brale Inc., a Delaware corporation with Money Services Business (“MSB”) and Money‑Transmitter Licenses (“MTL”) license in 45 states of the U.S. to ensure robust compliance standards for stablecoin issuance and operations.